R.J. O'BRIEN SECURITIES, LLC

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67587

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: R. J. O'Brien Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222 South Riverside Plaza, Suite 1200
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Keiley	(219) 629-0727	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska, LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd., Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

3/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Keiley _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of R. J. O'Brien Securities, LLC _____ , as of December 31 _____ , 2021 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



> LUCILLE M. CARAVETTE
> OFFICIAL SEAL
> Notary Public - State of Illinois
> My Commission Expires May 13, 2024

Signature:

Title:
CFO & FINOP

Notary Public   Feb. 23, 2022

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R.J. O'BRIEN SECURITIES, LLC

TABLE OF CONTENTS



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of R.J. O'Brien Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of R.J. O'Brien Securities, LLC (the Company) as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of R.J. O'Brien Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of R.J. O'Brien Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to R.J. O'Brien Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2020.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Information (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of R.J. O'Brien Securities, LLC's financial statements. The supplemental information is the responsibility of R.J. O'Brien Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 15, 2022

R.J. O'BRIEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Assets:

Cash	$	208,120
Prepaid expenses		5,710
Total Assets	$	213,830

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	20,850
Total liabilities		20,850
Member's Equity		192,980
Total Liabilities and Member's Equity	$	213,830

The accompanying notes are an integral part of these financial statements

R.J. O'BRIEN SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues:		
Interest	$	13
Total revenue		13
Expenses:		
Operating expenses		16,426
Professional fees		23,565
Total expenses		39,991
Net Loss	$	(39,978)

The accompanying notes are an integral part of these financial statements

R.J. O'BRIEN SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Balance, January 1, 2021	$ 232,958
Net loss	(39,978)
Balance, December 31, 2021	$ 192,980

The accompanying notes are an integral part of these financial statements

Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities

Net loss	$	(39,978)
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities:		
Change in assets and liabilities:		
(Increase) / Decrease in firm investments, at fair value		25,000
(Increase) / Decrease in prepaid expense		(367)
(Increase) / Decrease in receivable / (payable) to affiliate		(443)
Increase / (Decrease) in accounts payable and accrued expenses		3,498
Net cash used by operating activities		(12,290)
Net decrease in cash		(12,290)
Cash at beginning of period		220,410
Cash at end of period	$	208,120

The accompanying notes are an integral part of these financial statements

Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of R.J. O'Brien Securities, LLC (the "Company") conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a single-member Delaware limited liability company.

Organization

The Company, a wholly-owned subsidiary of JVMC Holdings Corp. (the "Parent"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company engages in two types of business. The Company serves as lead selling agent for a commodity pool administered by an affiliated entity, which engages in the trading of commodity futures and options contracts. Through April 2019, the Company facilitated trades in equity options for clients of an affiliated entity on an agency basis that were given up to another broker-dealer for clearing. As of December 31, 2021, the Company did not have any significant operations. In addition, the Company does not carry any margin accounts and does not hold funds or securities for customers. The Parent makes capital contributions as necessary to cover any regular operating or regulatory requirements.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The investment assets and liabilities of the Company are measured and reported at fair value.

Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a single-member limited liability company, which is disregarded for federal income tax purposes.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years and has determined there is no impact to the Company's financial statements as of December 31, 2021.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for the current and prior three years.

Note 1 - <u>Summary of Significant Accounting Policies</u>, continued

Revenue Recognition

The Company follows Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers* (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation; in determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from contracts with customers includes commission income primarily from give-up transactions. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate the transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

The Company earns commissions for facilitating equity options trading for the clients of an affiliated entity. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company accrues interest on its investments in the period when earned.

Additionally, the Company acts as a wholesale broker-dealer facilitating transactions for its affiliate, OASIS Investment Strategies LLC. The Company does not earn any commissions or compensation for these transactions. The economic conditions which affect the firm's operations are related to the overall strength of the financial markets.

All investments in money market funds are recorded at their estimated fair value, as described in Note 4.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendments are effective for fiscal years beginning after December 15, 2019. This ASU did not have a material impact on the Company's financial statements.

Note 2 - Related Parties

The Company maintains an expense sharing agreement with an affiliated entity, R.J. O'Brien & Associates LLC (RJA), under which RJA pays certain expenses on behalf of the company. The Company had a payable of $0 outstanding under this agreement at December 31, 2021. During 2021, the Company paid RJA $6,625 for expenses, which is included in professional fees on the Statement of Operations.

The Company and its affiliates are related parties under common control of the Parent and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Net Capital

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2021, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2021, the Company had net capital of $187,270, which was $182,270 in excess of its required net capital and its ratio of indebtedness to net capital was 0.1113 to 1.

Note 4 - Fair Value Measurements

The Company has established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date. The three levels are defined as follows:

Level 1 – quoted prices in active markets are available for identical assets or liabilities as of the reported date.

Level 2 – quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

Level 3 – prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have active markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

An asset's or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The Company's investments consist of a money market mutual fund and are valued under the market approach through the use of unadjusted quoted market prices available in an active market and are classified with Level 1 of the valuation hierarchy.

There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2021. The Company did not hold any financial liabilities measured at fair value at December 31, 2021.

Note 5 - <u>Subsequent Events</u>

The Company's management has evaluated events and transactions through February 15, 2022, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements, other than those noted below.

On January 25, 2022, the Parent made an additional capital contribution of $350,000 to the Company. This infusion of capital to the Company will be for the purpose of starting a new clearing relationship for the equity options execution business that will begin in 2022.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2021

Schedule I

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	192,980
Add:		
Other deductions or allowable costs		-
Total capital and allowable subordinated liabilities		192,980
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense		5,710
		5,710
Net capital before haircuts on securities positions		187,270
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-
Net capital	$	187,270

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	20,850
Total aggregate indebtedness	$	20,850

Schedule I (continued)

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement required (6 2/3% of total aggregate indebtedness)	$ 1,390
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 182,270
Net capital less greater of aggregate indebtedness or 120% of minimum net capital	$ 181,270
Ratio: Aggregate indebtedness to net capital	0.1113 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report as of the same date.

Schedule II

<u>R.J. O'BRIEN SECURITIES, LLC</u>

<u>Reserve and Possession Control Requirements</u>

<u>As of December 31, 2021</u>

RESERVE AND POSSESSION CONTROL REQUIREMENTS

<u>Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3</u>

The Company did not handle any customer cash or securities during the year ended December 31, 2021 and does not have any customer accounts.

<u>Information Relating to the Possession or Control Requirements Under Rule 15c3-3</u>

The Company did not handle any customer cash or securities during the year ended December 31, 2021 and does not have any customer accounts.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2021



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of R.J. O'Brien Securities, LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) R.J. O'Brien Securities, LLC ("the Company") claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2021 to December 31, 2021. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 15, 2022

<u>MANAGEMENT'S EXEMPTION REPORT</u>

R.J. O'Brien Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and 17 C.F.R. §240.15c3-3(k)(2)(ii)
2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2021 to December 31, 2021

R.J. O'Brien Securities, LLC

I, Edward Keiley, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: <u>FINOP and Chief Financial Officer</u>

Date: ___<u>February 15, 2022</u>_____